UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vitamin Shoppe, Inc.
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

92849E101
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
George J. Mazin
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

April 22, 2015
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  [   ]

(Page 1 of 23 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	SCHEDULE 13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,064,567 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,064,567 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,567 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
3.58%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,953 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,953 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,953 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1.13%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,947 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,947 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,947 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.20%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,288 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,288 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,288 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.14%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,100 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,100 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,100 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.04%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,781 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,781 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,781 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.03%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,528 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,528 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,528 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.34%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 92849E101	SCHEDULE 13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,528 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,528 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,528 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.34%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,528 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,528 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,528 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.34%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,528 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,528 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,528 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.34%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 92849E101	SCHEDULE 13D	Page 12 of 23 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $0.01 per share (“Common Shares”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2101 91st Street, North Bergen, New Jersey 07047.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company (“ROF”); (iii) Black Diamond Relative Value Cayman, L.P., a Cayman Islands exempted limited partnership (“RVC”); (iv) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“OFF”); (v) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company (“SRI”); (vi) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company (“AOF” and together with DOF, ROF, RVC, OFF and SRI, the “Funds”); (vii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (viii) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (ix) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (x) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons used approximately $32,756,000 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions and correspondence with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons intend to continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 92849E101	SCHEDULE 13D	Page 13 of 23 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 1,589,528 Common Shares. Based upon a total of 29,987,938 Common Shares outstanding as of January 24, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 27, 2014, filed with the Securities and Exchange Commission on February 25, 2015, the Reporting Persons’ shares represent approximately 5.34% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,064,567 Common Shares reported herein as owned by DOF, (ii) the 335,953 Common Shares reported herein as owned by ROF, (iii) the 60,947 Common Shares reported herein as owned by RVC, (iv) the 40,288 Common Shares reported herein as owned by OFF, (v) the 13,100 Common Shares reported herein as owned by SRI, (vi) the 8,781 Common Shares reported herein as owned by AOF and an additional 65,892 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated April 22, 2015.

CUSIP No. 92849E101	SCHEDULE 13D	Page 14 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 22, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 15 of 23 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 16 of 23 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 92849E101	SCHEDULE 13D	Page 17 of 23 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST
SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Black Diamond Arbitrage Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	244.00	40.9554	9,988.02	2/3/2015 0:00
Sell	77.00	41.5275	3,196.01	2/4/2015 0:00
Sell	86.00	41.2001	3,542.83	2/4/2015 0:00
Sell	283.00	42.2543	11,952.05	2/5/2015 0:00
Sell	2.00	42.05	84.10	2/5/2015 0:00
Buy	679.00	41.9111	28,471.22	2/25/2015 0:00
Buy	106.00	42.0769	4,460.52	2/25/2015 0:00
Buy	420.00	41.8043	17,566.20	3/4/2015 0:00
Buy	17.00	39.725	676.00	3/24/2015 0:00
Buy	420.00	40.3999	16,976.35	3/24/2015 0:00
Buy	252.00	40.6	10,236.24	3/25/2015 0:00
Buy	588.00	40.764	23,971.29	3/25/2015 0:00
Buy	4.00	40.25	161.01	3/26/2015 0:00
Buy	416.00	40.5	16,856.32	3/26/2015 0:00
Buy	420.00	40.4488	16,992.70	3/27/2015 0:00
Buy	252.00	40	10,085.04	3/27/2015 0:00
Buy	860.00	38.9	33,471.20	4/20/2015 0:00
Buy	16.00	1.7489	2,846.24	2/12/2015 0:00
Buy	7.00	1.9568	1,390.76	2/19/2015 0:00
SellShort	16.00	1.1	1,711.97	2/12/2015 0:00
SellShort	7.00	0.8953	619.70	2/19/2015 0:00

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	14,062.00	40.9554	575,620.86	2/3/2015 0:00
Sell	7,493.00	41.3778	309,887.13	2/3/2015 0:00
Sell	23,004.00	41.3778	951,373.79	2/3/2015 0:00
Buy	400.00	41.0449	16,420.01	2/3/2015 0:00
Sell	1,214.00	41.0052	49,754.93	2/4/2015 0:00
Sell	4,411.00	41.5275	183,085.53	2/4/2015 0:00
Sell	4,963.00	41.2001	204,454.20	2/4/2015 0:00
Sell	283.00	41.1061	11,631.02	2/4/2015 0:00
Sell	4,600.00	41.1061	189,055.52	2/4/2015 0:00
Sell	16,336.00	42.2543	689,924.27	2/5/2015 0:00
Sell	140.00	42.05	5,886.73	2/5/2015 0:00
Buy	283.00	42.1334	11,925.24	2/5/2015 0:00
Buy	2,900.00	42.1334	122,202.13	2/5/2015 0:00
Sell	189.00	42.263	7,986.53	2/6/2015 0:00
Buy	200.00	42.263	8,453.66	2/6/2015 0:00
Buy	94.00	42.2598	3,973.01	2/9/2015 0:00
Buy	100.00	42.2598	4,226.61	2/9/2015 0:00
Buy	900.00	43.1968	38,881.98	2/12/2015 0:00
Buy	600.00	43.7283	26,240.26	2/13/2015 0:00
Buy	38,668.00	41.9111	1,621,391.77	2/25/2015 0:00
Buy	6,078.00	42.0769	255,764.66	2/25/2015 0:00
Sell	600.00	42.192	25,311.57	2/27/2015 0:00
Sell	1,500.00	42.1016	63,143.34	3/3/2015 0:00
Buy	23,506.00	41.8043	983,122.00	3/4/2015 0:00
Buy	12,837.00	42.532	546,240.02	3/9/2015 0:00
Buy	23,564.00	42.5308	1,002,667.05	3/9/2015 0:00
Buy	900.00	42.5189	38,272.75	3/9/2015 0:00
Buy	283.00	40.7671	11,538.53	3/10/2015 0:00
Buy	6,400.00	40.7671	260,942.05	3/10/2015 0:00
Buy	500.00	40.6672	20,336.65	3/11/2015 0:00
Buy	189.00	40.6672	7,687.25	3/11/2015 0:00
Buy	700.00	40.6672	28,471.31	3/11/2015 0:00
Buy	700.00	40.5918	28,418.52	3/18/2015 0:00
Sell	2,300.00	40.5123	93,164.92	3/19/2015 0:00
Buy	14,705.00	41.05	604,228.45	3/23/2015 0:00
SellShort	770.00	40.7589	31,379.85	3/23/2015 0:00

CUSIP No. 92849E101	SCHEDULE 13D	Page 18 of 23 Pages

Double Black Diamond Offshore Ltd. cont'd

Buy	5,800.00	40.749	236,379.65	3/23/2015 0:00
Buy	60,147.00	40.2154	2,419,437.13	3/24/2015 0:00
Buy	3,013.00	40.2007	121,184.97	3/24/2015 0:00
Buy	15,067.00	40.2	606,296.08	3/24/2015 0:00
Buy	3,616.00	40.0567	144,857.69	3/24/2015 0:00
Buy	941.00	39.725	37,418.87	3/24/2015 0:00
Buy	23,505.00	40.3999	950,069.75	3/24/2015 0:00
Buy	500.00	40.1934	20,099.21	3/24/2015 0:00
Buy	1,900.00	40.1934	76,377.01	3/24/2015 0:00
Buy	4,882.00	40.36	197,086.34	3/25/2015 0:00
Buy	12,053.00	40.4	487,182.26	3/25/2015 0:00
Buy	14,103.00	40.6	572,863.86	3/25/2015 0:00
Buy	32,909.00	40.764	1,341,617.66	3/25/2015 0:00
Buy	2,800.00	40.5724	113,619.76	3/25/2015 0:00
Buy	189.00	40.25	7,607.91	3/26/2015 0:00
Buy	23,317.00	40.5	944,804.84	3/26/2015 0:00
Buy	600.00	40.4386	24,266.19	3/26/2015 0:00
Buy	23,506.00	40.4488	951,024.55	3/27/2015 0:00
Buy	14,104.00	40	564,442.08	3/27/2015 0:00
Sell	700.00	40.2136	28,145.48	3/27/2015 0:00
Sell	4,300.00	41.9014	180,145.67	3/30/2015 0:00
Sell	188.00	41.9014	7,876.13	3/30/2015 0:00
Sell	700.00	40.6468	28,447.96	4/1/2015 0:00
Buy	9,284.00	40.9355	380,138.02	4/6/2015 0:00
Buy	3,094.00	41.0591	127,047.69	4/6/2015 0:00
Buy	24,260.00	40.7522	988,890.97	4/7/2015 0:00
Buy	15,472.00	40.8936	633,324.66	4/7/2015 0:00
Buy	1,000.00	40.8696	40,875.73	4/8/2015 0:00
Buy	800.00	40.5111	32,412.93	4/10/2015 0:00
Buy	26,670.00	38.9	1,037,996.40	4/20/2015 0:00
Buy	47,098.00	38.9	1,833,054.16	4/20/2015 0:00
Buy	941.00	1.7489	167,394.49	2/12/2015 0:00
Buy	376.00	1.9568	74,703.68	2/19/2015 0:00
SellShort	941.00	1.1	100,685.09	2/12/2015 0:00
SellShort	376.00	0.8953	33,286.66	2/19/2015 0:00

CUSIP No. 92849E101	SCHEDULE 13D	Page 19 of 23 Pages

MID
Type	Qty	Price	Net Amount	TradeDate
Sell	1,815.00	41.1061	74,594.73	2/4/2015 0:00
Buy	2,954.00	40.7671	120,441.06	3/10/2015 0:00
Buy	795.00	40.5941	32,277.15	3/23/2015 0:00
Buy	5,283.00	40.5724	214,376.14	3/25/2015 0:00
Buy	909.00	40.4386	36,763.29	3/26/2015 0:00
Buy	909.00	40.8319	37,120.84	4/2/2015 0:00
Buy	738.00	40.7119	30,049.14	4/7/2015 0:00
Buy	2,443.00	40.8696	99,859.41	4/8/2015 0:00

MII

Type	Qty	Price	Net Amount	TradeDate
Sell	1,385.00	41.1061	56,922.15	2/4/2015 0:00
Buy	2,246.00	40.7671	91,574.36	3/10/2015 0:00
Buy	605.00	40.5941	24,563.11	3/23/2015 0:00
Buy	4,017.00	40.5724	163,003.78	3/25/2015 0:00
Buy	691.00	40.4386	27,946.56	3/26/2015 0:00
Buy	691.00	40.8319	28,218.37	4/2/2015 0:00
Buy	562.00	40.7119	22,882.95	4/7/2015 0:00
Buy	1,857.00	40.8696	75,906.23	4/8/2015 0:00

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	TradeDate
Sell	530.00	40.9554	21,695.28	2/3/2015 0:00
Sell	295.00	41.3778	12,200.28	2/3/2015 0:00
Sell	1,115.00	41.3778	46,112.93	2/3/2015 0:00
Sell	59.00	41.0052	2,418.08	2/4/2015 0:00
Sell	166.00	41.5275	6,890.10	2/4/2015 0:00
Sell	187.00	41.2001	7,703.60	2/4/2015 0:00
Sell	12.00	41.1061	493.19	2/4/2015 0:00
Sell	615.00	42.2543	25,973.51	2/5/2015 0:00
Sell	6.00	42.05	252.28	2/5/2015 0:00
Buy	11.00	42.1334	463.53	2/5/2015 0:00
Sell	8.00	42.263	338.05	2/6/2015 0:00
Buy	4.00	42.2598	169.07	2/9/2015 0:00
Buy	1,387.00	41.9111	58,158.44	2/25/2015 0:00
Buy	219.00	42.0769	9,215.61	2/25/2015 0:00
Buy	844.00	41.8043	35,299.71	3/4/2015 0:00
Buy	486.00	42.532	20,680.27	3/9/2015 0:00
Buy	893.00	42.5308	37,997.86	3/9/2015 0:00
Buy	11.00	40.7671	448.50	3/10/2015 0:00
Buy	7.00	40.6672	284.71	3/11/2015 0:00
Buy	557.00	41.05	22,887.13	3/23/2015 0:00
Buy	2,279.00	40.2154	91,673.69	3/24/2015 0:00
Buy	114.00	40.2007	4,585.16	3/24/2015 0:00
Buy	571.00	40.2	22,977.04	3/24/2015 0:00
Buy	136.00	40.0567	5,448.19	3/24/2015 0:00
Buy	33.00	39.725	1,312.24	3/24/2015 0:00
Buy	844.00	40.3999	34,114.40	3/24/2015 0:00
Buy	184.00	40.36	7,428.08	3/25/2015 0:00
Buy	457.00	40.4	18,471.94	3/25/2015 0:00
Buy	507.00	40.6	20,594.34	3/25/2015 0:00
Buy	1,180.00	40.764	48,105.65	3/25/2015 0:00
Buy	6.00	40.25	241.52	3/26/2015 0:00
Buy	838.00	40.5	33,955.76	3/26/2015 0:00
Buy	844.00	40.4488	34,147.23	3/27/2015 0:00
Buy	506.00	40	20,250.12	3/27/2015 0:00
Sell	8.00	41.9014	335.15	3/30/2015 0:00
Buy	351.00	40.9355	14,371.87	4/6/2015 0:00
Buy	118.00	41.0591	4,845.38	4/6/2015 0:00
Buy	919.00	40.7522	37,460.46	4/7/2015 0:00
Buy	586.00	40.8936	23,987.09	4/7/2015 0:00
Buy	1,010.00	38.9	39,309.20	4/20/2015 0:00
Buy	1,687.00	38.9	65,658.04	4/20/2015 0:00
Buy	34.00	1.7489	6,048.26	2/12/2015 0:00
Buy	13.00	1.9568	2,582.84	2/19/2015 0:00
SellShort	34.00	1.1	3,637.93	2/12/2015 0:00
SellShort	13.00	0.8953	1,150.87	2/19/2015 0:00

CUSIP No. 92849E101	SCHEDULE 13D	Page 20 of 23 Pages

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	700.00	41.8843	29,323.41	2/2/2015 0:00
Sell	3,746.00	41.3778	154,922.89	2/3/2015 0:00
Sell	9,905.00	41.3778	409,639.95	2/3/2015 0:00
Buy	100.00	41.0449	4,105.00	2/3/2015 0:00
Sell	520.00	41.0052	21,311.83	2/4/2015 0:00
Sell	6,000.00	41.1061	246,594.14	2/4/2015 0:00
Buy	1,400.00	42.1334	58,994.13	2/5/2015 0:00
Buy	100.00	42.2598	4,226.61	2/9/2015 0:00
Buy	600.00	43.7283	26,240.26	2/13/2015 0:00
Sell	800.00	42.1016	33,676.45	3/3/2015 0:00
Buy	700.00	41.4538	29,022.01	3/4/2015 0:00
Buy	7,679.00	42.532	326,756.81	3/9/2015 0:00
Buy	14,097.00	42.5308	599,838.63	3/9/2015 0:00
Buy	1,200.00	42.5189	51,030.33	3/9/2015 0:00
Buy	8,700.00	40.7671	354,718.10	3/10/2015 0:00
Buy	800.00	40.5918	32,478.31	3/18/2015 0:00
Sell	1,200.00	40.5123	48,607.78	3/19/2015 0:00
Buy	8,797.00	41.05	361,468.73	3/23/2015 0:00
Buy	1,300.00	40.5941	52,780.25	3/23/2015 0:00
Buy	35,981.00	40.2154	1,447,350.12	3/24/2015 0:00
Buy	1,803.00	40.2007	72,517.92	3/24/2015 0:00
Buy	9,013.00	40.2	362,683.12	3/24/2015 0:00
Buy	2,163.00	40.0567	86,650.21	3/24/2015 0:00
Buy	1,200.00	40.1934	48,238.11	3/24/2015 0:00
Buy	2,921.00	40.36	117,920.77	3/25/2015 0:00
Buy	7,210.00	40.4	291,428.20	3/25/2015 0:00
Buy	9,600.00	40.5724	389,553.46	3/25/2015 0:00
Buy	1,800.00	40.4386	72,798.58	3/26/2015 0:00
Sell	3,200.00	41.9014	134,061.90	3/30/2015 0:00
Buy	5,156.00	40.9355	211,115.00	4/6/2015 0:00
Buy	1,718.00	41.0591	70,545.54	4/6/2015 0:00
Buy	13,474.00	40.7522	549,229.89	4/7/2015 0:00
Buy	8,592.00	40.8936	351,701.49	4/7/2015 0:00
Buy	1,100.00	40.7119	44,788.69	4/7/2015 0:00
Buy	4,400.00	40.8696	179,853.21	4/8/2015 0:00
Buy	19,462.00	38.9	757,461.04	4/20/2015 0:00

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Buy	10,400.00	40.8319	424,704.84	4/2/2015 0:00
Buy	10,500.00	40.7119	427,528.38	4/7/2015 0:00
Buy	12,900.00	40.8696	527,296.92	4/8/2015 0:00
Buy	10,900.00	40.6834	443,504.49	4/9/2015 0:00
Buy	12,700.00	40.5111	514,555.28	4/10/2015 0:00
Buy	3,547.00	38.9	138,049.24	4/20/2015 0:00

CUSIP No. 92849E101	SCHEDULE 13D	Page 21 of 23 Pages

Black Diamond SRI Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	700.00	41.1061	28,769.31	2/4/2015 0:00
Buy	200.00	42.1651	8,434.07	2/5/2015 0:00
Sell	200.00	42.263	8,451.35	2/6/2015 0:00
Buy	400.00	41.4538	16,584.01	3/4/2015 0:00
Buy	200.00	42.5189	8,505.06	3/9/2015 0:00
Buy	400.00	40.7671	16,308.88	3/10/2015 0:00
Buy	800.00	40.7671	32,617.76	3/10/2015 0:00
Buy	400.00	40.5941	16,240.08	3/23/2015 0:00
Buy	2,300.00	40.5724	93,330.52	3/25/2015 0:00
Buy	400.00	40.4386	16,177.46	3/26/2015 0:00
Buy	300.00	40.8319	12,251.10	4/2/2015 0:00
Buy	300.00	40.8319	12,251.10	4/2/2015 0:00
Buy	400.00	40.7119	16,286.80	4/7/2015 0:00
Buy	1,100.00	40.8696	44,963.30	4/8/2015 0:00

WTL

Type	Qty	Price	Net Amount	Trade Date
Sell	164.00	40.9554	6,713.26	2/3/2015 0:00
Sell	124.00	41.3778	5,128.26	2/3/2015 0:00
Sell	309.00	41.3778	12,779.28	2/3/2015 0:00
Sell	16.00	41.0052	655.75	2/4/2015 0:00
Sell	51.00	41.5275	2,116.83	2/4/2015 0:00
Sell	59.00	41.2001	2,430.54	2/4/2015 0:00
Sell	5.00	41.1061	205.49	2/4/2015 0:00
Sell	191.00	42.2543	8,066.57	2/5/2015 0:00
Sell	2.00	42.05	84.10	2/5/2015 0:00
Buy	6.00	42.1334	252.83	2/5/2015 0:00
Sell	3.00	42.263	126.77	2/6/2015 0:00
Buy	2.00	42.2598	84.53	2/9/2015 0:00
Buy	378.00	41.9111	15,849.95	2/25/2015 0:00
Buy	60.00	42.0769	2,524.83	2/25/2015 0:00
Buy	230.00	41.8043	9,619.59	3/4/2015 0:00
Buy	298.00	42.532	12,680.50	3/9/2015 0:00
Buy	546.00	42.5308	23,232.74	3/9/2015 0:00
Buy	6.00	40.7671	244.63	3/10/2015 0:00
Buy	4.00	40.6672	162.69	3/11/2015 0:00
Buy	341.00	41.05	14,011.69	3/23/2015 0:00
Buy	1,393.00	40.2154	56,033.98	3/24/2015 0:00
Buy	70.00	40.2007	2,815.45	3/24/2015 0:00
Buy	349.00	40.2	14,043.76	3/24/2015 0:00
Buy	85.00	40.0567	3,405.12	3/24/2015 0:00
Buy	9.00	39.725	357.89	3/24/2015 0:00
Buy	231.00	40.3999	9,337.00	3/24/2015 0:00
Buy	113.00	40.36	4,561.81	3/25/2015 0:00
Buy	280.00	40.4	11,317.60	3/25/2015 0:00
Buy	138.00	40.6	5,605.56	3/25/2015 0:00
Buy	323.00	40.764	13,167.90	3/25/2015 0:00
Buy	1.00	40.25	40.25	3/26/2015 0:00
Buy	229.00	40.5	9,279.08	3/26/2015 0:00
Buy	230.00	40.4488	9,305.52	3/27/2015 0:00
Buy	138.00	40	5,522.76	3/27/2015 0:00
Sell	4.00	41.9014	167.58	3/30/2015 0:00
Buy	209.00	40.9355	8,557.61	4/6/2015 0:00
Buy	70.00	41.0591	2,874.39	4/6/2015 0:00
Buy	547.00	40.7522	22,296.92	4/7/2015 0:00
Buy	350.00	40.8936	14,326.76	4/7/2015 0:00
Buy	711.00	38.9	27,672.12	4/20/2015 0:00
Buy	355.00	38.9	13,816.60	4/20/2015 0:00
Buy	9.00	1.7489	1,601.01	2/12/2015 0:00
Buy	4.00	1.9568	794.72	2/19/2015 0:00
SellShort	9.00	1.1	962.98	2/12/2015 0:00
SellShort	4.00	0.8953	354.11	2/19/2015 0:00

SCHEDULE 13D	Page 22 of 23 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 22, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 23 of 23 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President